Russell Implementation Services Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$ 18,473,088
Cash segregated under federal regulations	7,632,071
Securities commissions receivable	6,751,664
Fees receivable	8,299,212
Prepayments for customer research services credits	321,741
Prepaid expenses and other	178,388
Fixed assets, net	42,712
Deferred income taxes, net	342,646
Total assets	$ 42,041,522

Liabilities and Stockholder's Equity

Liabilities

Commission credits payable to customers	$ 5,896,062
Accrued expenses	923,978
Payable to brokers and subadvisors	1,609,857
Due to affiliates	597,145
Taxes payable	378,531
Incentive compensation liabilities	1,097,066
Other liabilities	222,698
Total liabilities	$ 10,725,337

Guarantees and contingencies (Notes 8 and 9)

Stockholder's equity

Common stock, par value $0.10 per share; 500,000 shares authorized; 247,800 shares issued and outstanding	24,780
Additional paid-in capital	21,179,403
Retained earnings	10,112,002
Total stockholder's equity	31,316,185
Total liabilities and stockholder's equity	$ 42,041,522

The accompanying notes are an integral part of this financial statement.